IN THE CIRCUIT COURT OF MARYLAND
FOR GARRETT COUNTY

FIRST UNITED CORPORATION, Plaintiff, v. DRIVER OPPORTUNITY PARTNERS I LP; DRIVER MANAGEMENT COMPANY LLC; J. ABBOTT R. COOPER; MICHAEL J. DRISCOLL; LISA NARRELL-MEAD; and ETHAN C. ELZEN, Defendants.	Case No. C-11-CV-20-000042

MEMORANDUM OF LAW IN SUPPORT OF DRIVER DEFENDANTS' MOTION TO DISMISS OR, IN THE ALTERNATIVE, FOR SUMMARY JUDGMENT

Pursuant to Maryland Rule 2-322(b)(1) & (2), Defendants Driver Opportunity Partners I LP, Driver Management Company LLC, and J. Abbott Cooper (together, "Driver"), by and through undersigned counsel, submit this Memorandum of Law in support of Driver's motion to dismiss Plaintiff's complaint for declaratory judgment.

Plaintiff First United Corporation ("First United" or "FUNC") asks this Court to declare that an interim letter from the Maryland Commissioner of Financial Regulation (the "Commissioner") constitutes a finding by that agency that Defendants violated a Maryland statute within the Commissioner's enforcement authority. Not only does this Court lack jurisdiction to declare the rights of the parties under what is indisputably ***not*** final action by the agency, but the final action that the Commissioner actually ***did*** take explicitly—and dispositively—rejects FUNC's interpretation. There is no justiciable claim for the Court to adjudicate, and the Commissioner's final action is binding on this Court as to the question presented. FUNC's complaint must be dismissed.

SUMMARY OF THE ARGUMENT

The entire premise of FUNC's claim is false. While plaintiffs are generally given rein to try their hand at proving contentions of dubious legitimacy, the Court need not entertain factual predicates that are so demonstrably false—and known to the plaintiff to be so—that reference to authoritative public sources render the allegations frivolous.

Here, FUNC alleges that during the course of an administrative inquiry, the Maryland Commissioner of Financial Regulation made a finding that Driver violated a Maryland statute the Commissioner is charged with enforcing—Section 3-314 of the Financial Institutions Article ("FI § 3-314"). From that false premise, First United seeks a declaration of rights whether Driver should be permitted to vote its FUNC shares an "upcoming" meeting on June 11, 2020. The claim at issue here is not whether Driver did or did not violate FI § 3-314; First United would have no standing to bring that claim if it tried. Rather, FUNC asserts that because the *Commissioner already determined* that Driver violated the statute, the bank needs to know how to implement that finding—*i.e.*, whether to recognize Driver's voting rights. As FUNC puts it, the "Maryland Commissioner, Antonio P. Salazar, has determined that Defendants' stock acquisitions violated FI Article §3-314 . . . however, Defendants insist that they may nevertheless vote their shares of First United common stock at the [June 11] Meeting." Compl. ¶ 17. But the Commissioner is the ultimate authority on his own findings, and he issued a Final Order *refuting* FUNC's theory, establishing that he did not find a violation of FI § 3-314. In a statement repudiating FUNC's already pending claims in this action, the Final Order states that "nothing herein shall be construed to mean, or to authorize any individual or business entity to assert, that the Commissioner has made any . . . determination that either Respondents [Driver] or Beneficiaries [other defendants] have violated FI § 3-314." *See* **Ex. A** ¶ 10. The Final Order precludes FUNC's claim.

PROCEDURAL HISTORY – ADMINISTRATIVE ACTION

The following facts come directly from the Complaint or are subject to judicial notice. On a motion under Md. Rule 2-322(b)(2), the Court is free to consider authentic documents integral to the complaint and matters within the public record without converting the motion to one for summary judgment. *See Jeffrey Cohen v. Evan Feldman, et al.*, 2020 WL 4047947, at *1 n. 4 (Md. Ct. Spec. App. July 20, 2020). On a motion under Md. Rule 2-322(b)(1), the Court may consider any extrinsic material deemed pertinent without altering the character of the motion. *See Evans v. Cty. Council of Prince George's Sitting as Dist. Council*, 185 Md. App. 251, 256 (2009). The Court may take judicial notice of the final order of an administrative agency such as the Commissioner of Financial Regulation. *See* Md. Rule 5-201; *Price v. Upper Chesapeake Health Ventures*, 192 Md. App. 695, 706 n. 11 (2010) (taking judicial notice of public records on agency's website and affirming motion to dismiss); *cf.* 2 HANDBOOK OF FED. EVID. § 201:3 (8th ed.).

Plaintiff FUNC is the publicly-traded parent of Maryland-chartered First United Bank & Trust, based in Garrett County. As a bank holding company, FUNC is subject to regulatory oversight by the Commissioner, its primary state regulator. Compl. ¶ 2. Since August 2019, Driver has been beneficial owner of just under 5.1% of FUNC's outstanding shares. Compl. ¶ 20; *accord* **Ex. B**, FUNC 2019 Form 10-K, at 124.[1]

[1] Plaintiff's Form 10-K annual report for the year ending December 31, 2019 was filed with the SEC on March 13, 2020, and is publicly available at https://www.sec.gov/Archives/edgar/data/763907/000156276220000119/func-20191231x10k.htm. The Court may take judicial notice of Plaintiff's official public filings with the SEC. *E.g.*, *Chaney Enterprises Ltd. P'ship v. Cty. Council of Prince George's Cty.*, 2016 WL 4698144, at *3 (Md. Ct. Spec. App. Sept. 7, 2016). *Accord In re Nationwide Health Properties, Inc.*, No. 24-C-11-001476, 2011 WL 10603183, at *1 n. 4 (Md. Cir. Ct. May 27, 2011) (taking judicial notice of SEC filings); *In re American Apparel, Inc. Shareholder Litig.*, 855 F. Supp. 2d 1043, 1060-62 (C.D. Cal. 2012) ("*In re American Apparel*") (taking judicial notice of SEC filings and press releases). Driver acquired just over 5% of FUNC's outstanding shares on August 28, 2019. *See* SEC Schedule 13D, FUNC, *available at* https://www.sec.gov/Archives/edgar/data/763907/000147793219005271/dmc_sc13d.htm.

First United regards Driver as an "activist investor." Compl. ¶ 9. Since approximately October 2019, FUNC has been using its relationship with the Commissioner to secretly[2] lobby for an investigation into Driver with the goal of having the Commissioner strip away Driver's voting rights in its FUNC shares. *See* **Ex. C**, November 1, 2019 letter from FUNC counsel Andrew Bulgin to Commissioner Salazar.[3] First United's stated theory was that Driver violated FI § 3-314 by acquiring its 5.1% interest in FUNC without first seeking approval from the Commissioner and that such violation, under FUNC's interpretation, requires that Driver be stripped of its voting rights for five years. *See id.* at 2.[4] First United was explicit about its intention and objective: "We hereby respectfully request that the Maryland Commissioner exercise its authority pursuant to Sections 2-114 and 2-115 of the FI Article and immediately investigate this matter and take such other actions with respect thereto as it deems appropriate, including . . . prohibiting Driver from voting any of its shares of the Company's common stock for the next five years . . . ." *Id.*

The Commissioner responded by opening an investigation into Driver's purchase of FUNC shares. Compl. ¶ 24. First United also enlisted the help of State Senator George Edwards, Garrett County Delegate Wendell Beitzel, and representatives of Governor Hogan's office to put pressure on the Commissioner to take action against Driver. On January 22, 2020, the Commissioner and

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[2] There is no dispute that First United attempted to keep its role in the Commissioner's investigation concealed from Driver and the viewing public. *See* discussion *infra* p. 8 & n. **Error! Bookmark not defined.**. The secret or open nature of First United's lobbying, however, changes nothing about the bank's role as the driving force behind the Commissioner opening an investigation under FI § 3-314.

[3] Exhibit C was produced to Driver by the Department of Labor (which houses the Commissioner's office) in response to a formal request made under the Maryland Public Information Act, Md. Code, GP § 4-101 *et seq.* ("MPIA"). As such, in addition to being FUNC's own statement through its counsel, Exhibit C constitutes a public record of which this Court may take judicial notice. *See Sakaria v. Prince George's Cty.*, 2019 WL 290024, at *2 n. 4 (Md. Ct. Spec. App. Jan. 10, 2019) (taking judicial notice of the public record of administrative proceeding); *accord In re American Apparel*, 855 F. Supp. 2d at 1064 ("Because plaintiffs obtained the documents by making a FOIA request, the court will take judicial notice of them as matters of public record.").

[4] First United is wrong both as to the obligation of an investor to pre-clear its open market purchases with the Commissioner and the effect of declining to do so, but those questions are not presently before the Court. For purposes of establishing the chronology, the relevant point is that First United presented the foregoing rationale to the Commissioner in support of the bank's request that the Commissioner open an investigation into Driver.

his boss, Secretary of Labor Tiffany Robinson, met in Senator Edwards's General Assembly office with both elected lawmakers, representatives of the Governor, First United CEO Carissa Rodeheaver, and FUNC's lawyer, for the purpose of discussing FUNC's allegations. *See* **Ex. D**.[5] Four business days later, the Commissioner issued subpoenas to Driver. **Ex. E**. The Governor's office reported privately to Senator Edwards that the Commissioner was planning to coordinate with First United about the investigation and that there has been "lots of communication with the investor," and Senator Edwards in turn notified Ms. Rodeheaver of the Commissioner's progress. *See* **Ex. F**, **Ex. G**, and **Ex. H** (e-mails). Driver responded to the subpoena two weeks later, demonstrating the absence of a FI § 3-314 violation. *See* **Ex. I**. On March 12, Senator Edwards again contacted Secretary Robinson because he was "anxious to have this resolved" (**Ex. J**), and on March 23 the Commissioner issued additional requests to Driver (**Ex. K**). On March 26, one of FUNC's board members again appealed to Senator Edwards and Delegate Beitzel, copying other FUNC directors, expressing frustration that the Commissioner had not found a violation by Driver. *See* **Ex. L**. The lawmakers responded the same day, again asking Secretary Robinson to "help the bank" deal with Driver, and again asking the Governor's office to intercede. *See id.*; **Ex. M, Ex. N** (e-mails). All the while, First United was issuing press releases in support of its proxy campaign, which were then filed with the SEC as additional proxy solicitation materials pursuant to 17 C.F.R. § 240-14a-6.[6] First United cited the mere existence of the investigation as evidence that Driver had violated FI § 3-314, while denying its own role in instigating it. **Ex. O**. While the

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5 Multiple copies of the meeting confirmation and attendee list were produced in response to three separate MPIA requests—by the Commissioner, by Delegate Beitzel, and by Senator Edwards. As records of official activity maintained by state government representatives, these documents are presumptively authentic and subject to judicial notice by this Court. *See* 31A C.J.S. EVIDENCE § 64 ("courts may take judicial notice of matters of public record," including "records of government officials and bodies").

6 Since First United's press releases were filed with the SEC as additional proxy soliciting material, they were subject to 17 C.F.R. § 240.14a(9), which prohibits making any false or misleading statements regarding a material fact.

bank justified its own past actions on the grounds that they "have never been questioned by a regulator" it argued "[t]he fact is that Driver is under investigation by the [Commissioner] with respect to Driver's acquisitions of shares of First United in violation of Maryland law." *Id.* at 4-5. On April 16, 2020, Driver submitted a supplemental response to the Commissioner's March 23 requests, explicitly questioning First United's role spinning up the investigation. *See* **Ex. P** at 3.

On May 14, 2020, the Commissioner advised Driver that his staff was recommending a finding that Driver had violated FI § 3-314. Ex. 1 to Compl. This is the letter that First United characterizes as a conclusive determination by the Commissioner that Driver violated the law. Compl. ¶ 4; *accord* **Ex. Q,** May 20 letter from FUNC attorney Bulgin ("Based on *conclusive findings of the Maryland Regulator*, First United does not intend to count votes attributable to First United common stock owned by Driver . . . at First United's 2020 annual meeting of shareholders.") (emphasis added). First United filed its complaint on May 20. By May 22, the Commissioner issued a Final Order establishing two points dispositive of FUNC's claim:

First, the May 22 order, not the May 14 letter, constitutes the agency's Final Order:

> **NOW, THEREFORE**, it is, by the Maryland Commissioner of Financial Regulation, hereby . . . **ORDERED** that this document shall constitute a <u>Final Order</u> of the Maryland Commissioner of Financial Regulation, and shall be enforceable as such . . . .

Ex. A at 9 (final emphasis added).

Second, notwithstanding any views held by his staff, the Commissioner explicitly declined to make any conclusive findings or a determination that Driver violated FI § 3-314. **Ex. A** ¶¶ 2, 4, 5; *accord id.* ¶ 10 ("[N]othing herein shall be construed to mean, or to authorize any individual or business entity to assert, that the Commissioner has made any conclusive findings or determination that either Respondents or Beneficiaries have violated FI § 3-314.").

The next business day, Driver publicly posted a copy of the Final Order and requested that First United dismiss the unfounded complaint.[7] The Commissioner also posted a copy of the Final Order on the official State web site: www.dllr.state.md.us/finance/consumers/enforcement.shtml. In response, First United issued a press release reaffirming its intent to proceed with the instant action for declaratory relief. **Ex. R.**[8]

At its annual meeting held June 11, 2020, First United recognized Driver's right to vote and to nominate candidates for election to the board of directors. **Ex. S**, SEC Form 8-K. FUNC has nonetheless refused to dismiss the complaint in this case, and this motion followed.

ARGUMENT

I. THE COURT LACKS JURISDICTION OVER PLAINTIFF'S CLAIMS PREMISED ON NON-FINAL AGENCY ACTION.

First United concedes that "[t]he Maryland Commissioner is the Maryland agency charged with the regulation of Maryland financial institutions and the interpretation and enforcement of the provisions of the FI Article applicable thereto." Compl. ¶ 17; *accord* **Ex. C** at 2 ("Pursuant to Section 2-114 of the FI Article, the Maryland Commissioner has the power to . . . determine whether a person has violated a provision of law over which the Maryland Commissioner has jurisdiction, and . . . [p]ursuant to Section 2-115 of the FI Article . . . issue cease and desist orders

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7 *See* Driver Schedule 14A Proxy Statement *available at* https://www.sec.gov/Archives/edgar/data/763907/000092189520001602/dfan14a12447002_05262020.htm.

8 Maryland Rule 1-341 reaffirms the Court's authority to award legal fees and costs to a party forced to respond to a claim maintained in bad faith or without substantial justification. When First United initially filed its complaint seeking to enforce the May 14 letter as an order of the Commissioner, the notion that the Commissioner had actually issued an enforceable order was at best dubious. But when the Commissioner issued a Final Order two days later directly refuting Plaintiff's theory—and explicitly stating that no business entity shall be authorized to attribute such a finding to the Commissioner—the bank had an obligation to withdraw the unfounded claim. Driver invited FUNC to do so but the bank refused, apparently believing the pendency of a lawsuit would cast a pallor of doubt over Driver's nominations for the June 11 election of board members. First United may have been correct about the desired effect on voting shareholders, but the cost of that decision was a plain violation of Rule 1-341. First United's intransigence would be sanctionable no matter its business line; the fact that it is a regulated entity supervised by the Commissioner means that it not only violated Rule 1-341, but also disregarded an express final order of its primary state regulator.

. . . ."). That the Maryland Commissioner has jurisdiction with respect to potential violations of Section 3-314 of the FI Article is, in First United's words, "obvious". **Ex. C** at 2; *see also* FI § 2-113. It is precisely because the Commissioner has jurisdiction to enforce FI § 3-314 that First United lobbied the Commissioner to open an investigation of Driver, rather than trying to file its own complaint. By remaining undisclosed in the background,[9] First United could plausibly deny any involvement in the investigation, while arguing that its mere existence means Driver should be unable to vote or to nominate director candidates. *See* **Ex. O** at 5; *id.* at 15 (PDF p. 19: "This is a matter between Driver and the regulator");[10] *accord* FUNC definitive proxy.[11]

Where a litigant desires to challenge the findings of a state agency, Maryland courts have jurisdiction to review such determinations, but only after an agency has completed its work and taken final action. *State Ctr., LLC v. Lexington Charles Ltd. P'ship*, 438 Md. 451, 510-14 (2014). Maryland courts assess jurisdiction at the time the complaint was filed. *E.g., McDermott v. BB&T Bankcard Corp.*, 185 Md. App. 156, 167-68 (2009) ("'[J]urisdictional facts must be judged as of

9 That First United sought to keep its involvement secret is evident. The bank's November 1, 2019 dossier to the Commissioner asking for an investigation, labeled "Confidential Supervisory Information" even though it plainly was not, stated its intention "to aid the Maryland Commissioner in the enforcement of a statute over which it has jurisdiction." *See* **Ex. C** at 11. In FUNC's words, "the existence of this letter, the fact that it relates to the Company and the Bank, the identity of its author, and the non-public communications submitted as exhibits hereto should be shielded from public inspection." *Id.* On January 17, 2020, First United submitted what amounts to a legal analysis of the claim FUNC wanted the Commissioner to bring. *See* **Ex. T**. There, too, First United sought to keep the submission confidential, ostensibly as "supervisory" in nature—*i.e.*, "information obtained in the course of exercising the Maryland Commissioner's authority to examine First United and the Bank"—even though it had nothing to do with an examination. *Id.* at 3. But perhaps the clearest example is when FUNC's counsel e-mailed the Commissioner's staff on February 28, 2020 to enlist their help concealing First United's central role:

> I don't know when your meeting with Driver is, but, as I stated during our meeting, **it is extremely important to FUNC that Driver not come away from that meeting feeling that FUNC instigated your investigation.**

Ex. U, Feb. 28, 2020 e-mail (emphasis added). These repeated requests for secrecy stand in stark contrast to FUNC's public statements that the bank "did not instigate, direct or control the investigation." **Ex. O** at 10.

10 *Available at* https://mma.prnewswire.com/media/1169155/First_United_Driver_Management.pdf?p=pdf.

11 *Available at* https://www.sec.gov/Archives/edgar/data/763907/000110465920048280/tm2016149d1_defc14a.htm.

the time the complaint is filed[.]'") (quoting *St. Paul Reinsurance Co., Ltd. v. Greenberg*, 134 F.3d 1250, 1253 (5th Cir. 1998)) (collecting cases). At the time Plaintiff rushed to file on May 20, the administrative proceeding initiated by the Commissioner was not yet terminated, and no final order had issued. Absent a final agency determination, there was nothing for this Court to review.

Under Maryland law, it is axiomatic that when a matter requires an administrative determination, a court must first allow the agency to complete its proceedings. *See, e.g.*, *Renaissance Centro Columbia, LLC v. Broida*, 421 Md. 474, 491 (2011) ("declaratory judgment action should have been dismissed" because "there was no final administrative decision"). Plaintiff's declaratory action seeks to bypass the very process that it lobbied extensively for the Commissioner to employ.

Plaintiff cannot salvage this deficiency by alleging facts contrary to the very sources on which it relies. Its allegation that *the Commissioner* had reached a conclusion by May 14 regarding the sufficiency of evidence to support finding a violation is refuted by the May 14 letter itself, which states that the staff, not the Commissioner, believed a violation had occurred. *See* Compl. Ex. 1. For his part, the Commissioner stated only that he was in consultation with counsel from the Attorney General's office as to what steps, if any, would be appropriate. *Id.* In other words, at the time Plaintiff filed its Complaint, the Commissioner had not reached a final determination as to whether Defendants had violated FI § 3–314. Indeed, when the Commissioner characterized the circumstances of May 14 letter in his Final Order, he was clear that it was only his staff that had reached a conclusion, and that he "so informed" First United and the defendants. *See* **Ex. A** ¶ 2. The actual state agency on the other hand—the Commissioner—was clear that he "makes no conclusive findings or determination as to whether a violation of FI § 3-314, in fact, occurred." *Id.* This Court has no obligation to credit Plaintiff with alternative facts premised on a false reading

of an authentic document integral to the complaint. To the contrary, the Court has a duty to hold Plaintiff to the language of the documents on which it relies. *See Goines v. Valley Cmty. Servs. Bd.*, 822 F.3d 159, 167 (4th Cir. 2016) (as to documents cited in the pleading, the court should "credit[] the document over conflicting allegations in the complaint"); *accord Bogie v. Rosenberg*, 705 F.3d 603, 609 (7th Cir. 2013) ("the exhibit ordinarily controls, even when considering a motion to dismiss"). The May 14 letter was not an order or a decision, or any form of final action by the Commissioner; it merely provided the parties a status update on his staff's investigation.

For an agency action "[t]o be 'final,' the order or decision must dispose of the case by deciding all questions of law and fact and leave nothing further for the administrative body to decide." *Willis v. Montgomery Cnty.*, 415 Md. 523, 534 (2010). *See also* Arnold Rochvarg, PRINCIPLES AND PRACTICE OF MARYLAND ADMINISTRATIVE LAW 190 (2011) ("The action of an administrative agency is final if it determines or concludes the rights of the parties, or if it denies the parties means of further prosecuting or defining their rights and interests in the subject matter in proceedings before the agency, thus leaving nothing further for the agency to do."). Put differently, "an agency order is not final when it is contemplated that there is more for the agency to do." *Kim v. Comptroller*, 350 Md. 527, 533-34 (1998).

Consider *Renaissance Centro*, 421 Md. at 490. There, the Court of Appeals held that an agency did not make a final decision when its vote ended in a tie and the agency board planned to re-vote on the matter. *Id*. "Because there was no final administrative decision," the lower courts "erred in reaching the merits of this case" and "[t]he declaratory judgment action should have been dismissed." *Id.* at 491.

Here, the May 14 letter simply informed the parties that the Commissioner is considering "next steps." The letter is neither a cease-and-desist order under FI § 2-115 nor an enforcement

action in the circuit court under FI § 2-116, and the Commissioner acknowledged that he had not issued charges or initiated any hearings, as would be required for "a summary order" under FI § 2-115. *See* FI § 2-115 (a)-(d). So, after the Commissioner sent the letter on May 14, there was indeed "more for the agency to do" before any decision became final. *See Kim*, 350 Md. at 533-34. Plaintiff's case was not ripe when it was filed, and this Court accordingly lacks jurisdiction to consider Plaintiff's challenge.

II. PLAINTIFF FALSELY CLAIMS THAT THE COMMISSIONER FOUND DEFENDANTS LIABLE FOR VIOLATING FI § 3-314.

Were the Court to consider First United's claim, it would be compelled to find that it lacks any merit at all. The fundamental problem is that First United is trying to enforce a finding by the Commissioner that the Commissioner never made. Repeating the same falsehood does not make it true. The Commissioner most certainly did not conclude that Driver violated the requirements of FI § 3-314, as Plaintiff alleges. *See* Compl. ¶ 4. And it is not an "undisputed fact" that each defendant violated that statute. *See* Compl. ¶ 16. The Commissioner has never found that Defendants' purchases constituted a "stock acquisition" as that term is defined in FI § 3-314(a)—*see* Compl. ¶ 17—and Driver has consistently and steadfastly disputed (and refuted) such an allegation. *See, e.g.*, **Ex. I**; **Ex. P**. At bottom, First United's claim turns on the false premise that Commissioner Salazar "has determined that Defendants' stock acquisitions violated FI Article § 3-314," *see* Compl. ¶ 17, when the Commissioner himself has said—and published in the official records of the agency—the exact opposite. *See* **Ex. A**. Absent a determination that the statute was violated, there is no basis to obtain the "remedy" of invalidating Driver's voting rights—which are essential property obtained by Driver through open market purchases of FUNC shares.[12]

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[12] Because First United's theory concerning interpretation of its bylaws is entirely derivative of its false premise that Driver's voting rights are invalid, there remains no pending question with respect to interpreting the bylaws. Under Plaintiff's theory, shareholders who are not eligible to vote also are not eligible to nominate candidates for

The Commissioner, not First United, is the ultimate arbiter of the Commissioner's own position. No matter how many times First United says otherwise, it cannot change the fact that the Commissioner simply did not determine that a violation of FI § 3-314 occurred. This Court is bound by the Commissioner's Final Order on that point and must disregard FUNC's allegations to the contrary. *Bozeman v. Disability Review Bd. of Prince George's Cty. Police Pension Plan*, 126 Md. App. 1, 4 (1999); *accord Goines*, 822 F.3d at 167. *Cf. Enyeart v. Minnesota*, 408 F. Supp. 2d 797, 806 (D. Minn. 2006), *aff'd*, 218 F. App'x 560 (8th Cir. 2007) ("[T]he Court must defer to the agency's decision not to act" where the agency has discretion to take action . . . . [T]he Court is without subject matter jurisdiction to hear Plaintiffs' claim because it involves a question of agency discretion.").

First United does not undertake to prove that Driver actually violated FI § 3-314, nor would it have standing as a private litigant to do so. The entirety of its claim is that the Commissioner has already made that finding, and that First United merely needs this Court to declare the parties' rights in light of that determination. Accordingly, the Commissioner's Final Order forecloses Plaintiff's claim. As Plaintiff concedes, the "Commissioner is charged with the oversight and enforcement of laws and regulations pertaining to the operation and governance of Maryland's financial institutions." Compl. ¶ 30. According to the Commissioner's Final Order closing the investigation, "nothing herein shall be construed to mean, or to authorize any individual or business entity to assert, that the Commissioner has made any conclusive findings or determination

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director. *See* Compl. ¶¶ 5, 19, 26, 38. Setting aside the bank's flawed legal interpretation of the bylaw language, even under its own theory there is no restriction on Driver's right to nominate director candidates where its voting rights remain intact. No matter how fervently First United might contend that the Commissioner should have found a violation of FI § 3-314, the fact remains that he didn't, and Driver continues to enjoy the same voting rights as any other holder of FUNC common stock. Thus, not only is the question of board nomination moot because the annual meeting has passed, but the absence of any agency determination that Driver violated FI § 3-314 renders FUNC's bylaws-interpretation question moot as a matter of law.

that either Respondents [Driver] or Beneficiaries [Defendants Driscoll, Elzen, and Narrell-Mead] have violated FI § 3-314." **Ex. A** ¶ 10.

Plaintiff's claim is premised on a fictional narrative it cannot sustain, and which the Court must reject. Plaintiff has wholly misconstrued the Commissioner's actions, and its claim must be dismissed.

CONCLUSION

For the foregoing reasons, the Court should dismiss Plaintiff's Complaint with prejudice.

Dated: July 31, 2020

MORGAN, LEWIS & BOCKIUS LLP

By: *s/ Jason R. Scherr*

Jason R. Scherr
ID No. 9812170109
jr.scherr@morganlewis.com

1111 Pennsylvania Avenue, NW
Washington, DC 20004
Telephone: +1.202.739.3000
Facsimile: +1.202.739.3001

Attorneys for Defendants Driver Opportunity Partners I LP; Driver Management Company LLC; and J. Abbott Cooper